UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RHINO RESOURCE PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y 10 3

(CUSIP Number)

William L. Tuorto

Royal Energy Resources, Inc.

56 Broad Street, Suite 2

Charleston, SC 29401

(843) 900-7693

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9
1. Names of Reporting Person. Royal Energy Resources, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 77,372,505 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 77,372,505 *
11. Aggregate Amount Beneficially Owned by Each Reporting Person 77,372,505 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 86.7% **
14. Type of Reporting Person (See Instructions) CO

* Amount of securities beneficially owned includes 66,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 10,603,393 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

** Calculation of percentage based on a total of 76,919,137 Common Units and 12,355,299 Subordinated Units for a total of 89,274,436 Units outstanding, which, based upon information provided by the Company, is the number of Common Units and Subordinated Units issued and outstanding.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. William L. Tuorto
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 77,372,505 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 77,372,505 *
11. Aggregate Amount Beneficially Owned by Each Reporting Person 77,372,505 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 86.7% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned includes 66,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 10,603,393 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

** Calculation of percentage based on a total of 76,919,137 Common Units and 12,355,299 Subordinated Units for a total of 89,274,436 Units outstanding, which, based upon information provided by the Company, is the number of Common Units and Subordinated Units issued and outstanding.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. Brian Hughs
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 77,372,505 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 77,372,505 *
11. Aggregate Amount Beneficially Owned by Each Reporting Person 77,372,505 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 86.7% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned includes 66,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 10,603,393 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

** Calculation of percentage based on a total of 76,919,137 Common Units and 12,355,299 Subordinated Units for a total of 89,274,436 Units outstanding, which, based upon information provided by the Company, is the number of Common Units and Subordinated Units issued and outstanding.

This Amendment No. 2 to Schedule 13D modifies and supplements the Schedule 13D (the “Original Statement”) initially filed on February 1, 2016, as amended by Amendment No. 1 to Schedule 13D filed on March 28, 2016, with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). Except to the extent provided by the information contained in this Amendment No. 2, the Original Statement, as modified by Amendment No. 1, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby further supplemented by adding the following:

On April 13, 2016, Royal Energy acquired 1,148,141 Subordinated Units from two third parties.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby further supplemented by adding the following:

On April 13, 2016, Royal Energy acquired an additional 1,148,141 Subordinated Units from two third parties for total consideration of $114.81.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 66,919,137 Common Units and 12,355,299 Subordinated Units issued and outstanding as reported to Royal Energy by Rhino are as follows:

Royal Energy Resources, Inc.
a)	Amount beneficially owned: 77,372,505	Percentage 86.7%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	77,372,505
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	77,372,505

William L. Tuorto
a)	Amount beneficially owned: 77,372,505	Percentage 86.7%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	77,372,505
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	77,372,505

Brian Hughs
Amount beneficially owned: 77,372,505	Percentage 86.7%
Number of shares to which the Reporting Person has:
i) Sole power to vote or to direct the vote:	—
ii) Shared power to vote or to direct the vote:	77,372,505
iii) Sole power to dispose or to direct the disposition of:	—
iv) Shared power to dispose or to direct the disposition of:	77,372,505

The total Units reported as beneficially owned by each of Royal Energy, Mr. Tuorto and Mr. Hughs include the Units reported as beneficially owned by Royal Energy. Mr. Tuorto, as the chairman and chief executive officer of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy. Mr. Hughs, as a vice president and director of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2016
Date

ROYAL ENERGY RESOURCES, INC.

/s/ William L. Tuorto
Signature
William L. Tuorto, CEO
Name/Title

April 21, 2016
Date

/s/ William L. Tuorto
Signature
William L. Tuorto, Individually
Name/Title

April 21, 2016
Date

/s/ Brian Hughs
Signature
Brian Hughs, Individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.